EXHIBIT 99.1

POET’s Chairman & CEO Provides Business Update

Scaling to meet explosive demand for POET’s AI infrastructure hardware

TORONTO, Feb. 11, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (TSX Venture: PTK; NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for Artificial Intelligence networks, today issued its “2025 Outlook” letter to shareholders from its Chairman and Chief Executive Officer, Dr. Suresh Venkatesan, providing a review of the market, the Company’s customers, the progress toward meeting the demand for AI infrastructure and an early look at what the Company is planning for 2025, including its participation in the Optical Fiber Communications Conference (OFC) in San Francisco (March 31-April 3, 2025).

Turning Vision into Reality
POET’s strategic vision of becoming a global leader in chip-scale photonics solutions based on our unique POET Optical Interposer™ platform technology is closer than ever. Our vision came into sharp focus about a year ago as demand exploded for high-speed transceivers that enable Artificial Intelligence software programs and the systems that they run on to communicate with users at light speed.

For the past year we have been intensely focused on developing and manufacturing a suite of optical engines that meet not just the current demand for 800Gbps transceiver speeds, but also, when combined into multiples, are expected to address customer needs at the next two generations of products, providing pluggable module solutions at 1.6Tbps and 3.2Tbps. Over the same period, our customers have been designing modules based on POET’s optical engines and are preparing to market these modules to the top tier of AI network systems companies around the globe. Step by step along the way, our engineers have worked with their teams to build customized solutions for the data center giants that are building out an enormous AI infrastructure.

Several industry experts have recognized our groundbreaking innovations in AI hardware based on the POET Optical Interposer, with awards and recognitions, including the AI Breakthrough Award, Winner of Global Tech’s “Best in Artificial Intelligence” award, and the Gold Medal from the Merit Awards as “AI Innovator of the Year”.

Demand for AI is Outpacing Capacity
In recent news reports, several companies, including Microsoft and AWS, have openly stated that they can’t keep up with the demand for AI. Commitments to invest in AI infrastructure, from the U.S. government’s $500 billion funding of the Stargate project to the plan from the big tech companies to spend $325 billion in the coming years, punctuate the opportunity in front of POET. Amazon alone has said it will commit $100 billion to AI spending to deal with the constraints on capacity its data centers face.

These proposals have shattered forecasts for optical transceiver demand. The growth rate in optical transceiver sales is expected to expand at an annual rate of 56.5%, reaching 31.9 million units of 400Gbps or greater speeds in 2025, according to TrendForce. POET expects to play a leading role in that market with our optical engines that are designed to fuel the next generation of optical transceivers. The recent news of China’s DeepSeek R1 and Alibaba’s QWen outpacing more well-known AI models likely only helps POET, because their lower cost and reduced complexity makes AI development more accessible to a wider range of companies. Advanced chip-scale hardware solutions such as those offered by POET will be even more relevant to meeting this higher demand.

POET’s Customer Base
POET’s largest customers, Foxconn Interconnect Technologies (FOIT) and Luxshare Tech, are large suppliers of network equipment, systems and components to hyperscale data centers. Both companies are developing a variety of high speed solutions to help satisfy demand for 800Gbps and higher speed transceivers. POET is supplying advanced optical engines and working directly with these companies and others to enter the high speed transceiver market rapidly and efficiently. POET’s optical engines allow multiple types of direct and multiplexed versions to be utilized in a common module design, thereby improving customer R&D efficiency and time to market. Enabling time to market gains for new entrants into the optical module market is a key competitive advantage for POET.

Mitsubishi Electric is among the world’s largest suppliers of the lasers that drive optical modules. POET is working with Mitsubishi to enable them to introduce one of the most advanced high-speed Electro-absorption Modulated Lasers (EMLs). We are integrating Mitsubishi Electric’s 400G EMLs into the POET Optical Interposer, along with drivers, optical waveguides, and other key functional building blocks to produce 1.6Tbps optical engine chipsets. When complete, the 1.6Tbps solution will achieve the most advanced level of chip scale integration yet accomplished for EML lasers.

Behind the Scenes
Three major initiatives during the past several months can give some insight into how the Company is preparing to meet the demand for our AI Infrastructure hardware.

The first has been our ability to substantially strengthen the Company’s balance sheet, adding over $110 million in cash, including our pending, fully subscribed $25 million public offering. This capital will allow us to execute on our near-term manufacturing expansion and give us maximum flexibility to grow into other markets with our versatile Optical Interposer platform. Our recently announced project in the financial services industry is just one example.

On the manufacturing front, we have acquired control over Super Photonics Xiamen (SPX), which allowed us to execute a diversified manufacturing strategy by establishing a relationship with Globetronics in Malaysia. Together, POET and Globetronics will build out a full wafer-scale assembly and test operation for optical engines. The proximity of our long-term wafer foundry partner, Silterra Malaysia, gives us additional operational flexibility. The Malaysian ecosystem for semiconductors is extremely supportive of POET’s efforts and provides a convincing demonstration of the Company’s ability to scale to the volume requirements of our customers.

The third internal effort has been a reorganization of the Company along functional lines, which provides broader customer reach, more intensive customer engagement, and focuses the organization on revenue generation for 2025 and beyond.

What’s Next?
As our optical engines and light source efforts accelerate, we are also innovating to be ahead of the market with other products. This includes a novel Optical Interposer-based laser that we expect will achieve a level of speed and bandwidth in data transfer that AI developers and hyperscalers will demand, and be at a price point that enables the market for chip-to-chip light-based data communications to expand rapidly. We expect to demonstrate this new product in the second half of 2025.

The OFC Conference has always been the main opportunity for POET to demonstrate our capabilities, to capture the attention of new customers and convert those who had previously expressed interest in our solutions. At this year’s OFC Conference in San Francisco, we plan to showcase all of our new products, including the most advanced optical engine we have ever developed. We anticipate that we will be one of only a handful of companies able to demonstrate a production-ready 1.6Tbps transmit optical engine at OFC. With the Company’s commercialization efforts well underway, customers can be assured we have the technology, cost structure, and capacity to meet their needs.

As the year unfolds, POET is in an ideal position to capitalize on the massive AI infrastructure spending that is underway. POET shareholders can expect more news as we achieve our ambitions for additional design wins, market penetration and revenue.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET's Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company's expectations with respect to the success of the Company's product development efforts, the performance of its products, operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company's technology as well as the market acceptance, inclusion and timing of the Company's technology in current and future products and expectations regarding its successful development of high speed transceiver solutions and its penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the completion of its development efforts with its customers, the ability to build working prototypes to the customer’s specifications, and the size, future growth and needs of Artificial Intelligence network suppliers. Actual results could differ materially due to a number of factors, including, without limitation, the failure to produce optical engines on time and within budget, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company's products to meet performance requirements for AI and datacom networks, operational risks in the completion of the Company's projects, the ability of the Company to generate sales for its products, and the ability of its customers to deploy systems that incorporate the Company's products. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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